Exhibit 4.22

Code of Ethics

(updated effective as of January 1, 2014)

Table of Contents

1.	Personal Conduct

2.	Protecting the Company’s Assets
2.1	Confidential and Proprietary Information
2.2	Insider Information and Securities Trading
2.3	Use of Company’s Resources

3.	Employees
3.1	Fair Employment Practices
3.2 3.3	Safety and Health Guidelines Anti-harassment Policy

4.	Business Partners
4.1	Ethical Business Relationship
4.2	No Solicitation or Acceptance of Payments or Gifts

5.	Shareholders and Investors
5.1 5.2	Accuracy of Company Records Timely and Accurate Public Disclosure

6.	Community and Society
6.1	Environmental Concerns
6.2	Communicating with External Audiences

7.	Compliance with Applicable Laws, Rules and Regulations

8.	Reporting Violations of the Code

9.	Observance of this Code

10.	Questions

Introduction

Global Sources Ltd. and its subsidiaries (collectively, the “Company”) are committed to maintaining the highest standards of ethical conduct.

Ethics is about doing the right things, as an individual and as a director, officer or employee of the Company.

This Code of Ethics, which we refer to herein as the “Code”, contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics.

This Code applies to all directors, officers and employees of the Company. We refer to all persons covered by this Code as “Company Employees” or simply “Employees”.

The Company’s core values are introduced and reinforced to Employees through induction briefings, training and employee communications. Every Employee is expected to conduct himself or herself in line with the Code of Ethics outlined below.

1.	Personal Conduct

1.1	The individual and collective conduct of Company Employees, in respect of the performance of their duties, should promote the Company’s business interests and activities.

1.2
Employee honesty and integrity is essential to ethical business conduct, including the handling of actual or apparent conflicts of interest between an Employee’s personal and professional relationships.

1.3
It is essential for every Employee to avoid making any representations or statements (whether verbally or in writing, or in or through whatever form, media, forum or channel) that are untrue, defamatory, or prejudicial to the Company’s rights, interests, image or reputation, to anyone inside or outside the Company.

1.4
Employees, other than directors who are not employees of the Company, are not permitted to engage in any freelance or other employment of a part time or full time nature, whether within, or outside working hours, without prior written consent from the Company.

1.5
Employees must not make or offer to make any payments to government officials or candidates for public office, either directly or indirectly, in order to influence such government official or candidate or obtain or retain an advantage in the business or other activities of the Company or which could reasonably give the appearance of influencing the Company’s business relationship with such person or organization.

1.6
Employees are prohibited from holding or owning a substantial interest in a company (which would include direct or indirect ownership of more than 1% of a company’s outstanding voting securities) that is a competitor, customer or a supplier, or acts as a consultant to or is employed by a customer or supplier, unless the Employee has disclosed such interest to the Company and has obtained the relevant approval.

2.	Protecting the Company’s Assets

2.1	Confidential and Proprietary Information

2.1.1
Every Employee is responsible for protecting the Company’s confidential and proprietary information. The obligation to preserve such information continues even after employment ends.  The Company’s confidential and proprietary information includes, without limitation, information about current and future customers, services and offerings, business plans or projections, earnings and other financial data, personnel information including executive and organizational changes, and software in object or source code form.

2.1.2
Protecting the confidentiality of sensitive information is a requirement for employment and is reflected in the Company’s standard employment agreement. While much of the information about our customers is publicly available once it is published in print media, on the Internet or on other electronic media, Employees should be aware that they may have access to information that should only be discussed or revealed internally on a need-to-know basis. It is critical that Employees follow all Company safeguards and guidelines for protecting such confidential information.

2.1.3.
In order to avoid inadvertent disclosure of sensitive information, Employees should never discuss proprietary information that the Company considers confidential with, or in earshot of, any unauthorized person, including family members or friends. Activities where inadvertent disclosure could occur include a conversation (in person, by telephone or online) in any public area, in a blog or within a social network.

2.2	Insider Information and Securities Trading

2.2.1
Employees at every level may see information that, if it became public, could affect the price of the Company’s shares or the shares of another publicly listed company. All non-public information about the Company should be considered confidential information. Examples of such information would include new products or services, facility closings, expansions, or mergers and acquisitions. Using such information to trade the stock or other securities of the Company or a third party involved in a Company transaction or revealing this information to anyone – even family members – before it is made public could subject the Employee and the Company to substantial civil and criminal liabilities or penalties.

2.3	Use of Company’s Resources

2.3.1
Every Employee is expected to use good judgment in the use of Company resources. Company assets and facilities, including equipment, information and communication systems (including the Company’s connections to the Internet), corporate charge cards and supplies, should be used only for functions related to the business of the Company. Any personal use of Company resources must be authorized and must not result in significant additional costs, or disruption of business processes, or other disadvantages to the Company.

3.           Employees

3.1           Fair Employment Practices

3.1.1	Management is committed to carrying out policies promoting equal employment opportunities for all Employees.

3.2           Safety and Health Guidelines

3.2.1	The Company is committed to providing a safe and healthy working environment for its Employees and its visitors.

3.2.2	Each Employee is expected to report to work free from the influence of any substance that could prevent him or her from engaging in work activities safely and effectively.

3.2.3	Each Employee is expected to know the safety procedures and regulations for his or her workplace.

3.3	Anti-harassment Policy

3.3.1	In this Code, “Conduct” means any conduct, behavior, action, activity or statement (whether done or made verbally or in writing, or in or through whatever form, media, forum or channel).

3.3.2
Any discriminatory or harassing Conduct, whether based on race, color, religion, gender, gender identity or expression, sexual orientation, national origin, genetics, disability, age, or any other factors that are unrelated to the Company’s legitimate business interests, or any Conduct involving the systematic bullying (including threats or violent behavior) or vilification of any Employee, whether occurring in or outside the workplace (including without limitation at Company- or employment-related events or activities outside the workplace, or in or through short message service (SMS) or similar systems, online blogs or social media), is not acceptable.

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3.3.3	An Employee who witnesses or discovers any such unacceptable Conduct is expected to report its occurrence to the appropriate authority in the Company.

4.	Business Partners

4.1           Ethical Business Relationship

4.1.1
The Company is committed to deal only with contractors, subcontractors, agents, representatives, service providers, licensees and other business partners who themselves adhere to acceptable legal requirements, appropriate business practices and ethical performance in their business relationships.

4.2           No Solicitation or Acceptance of Payments or Gifts

4.2.1
Employees must not exert or attempt to exert influence to obtain special treatment for a particular business partner. Even appearing to do so can undermine the integrity of the Company’s established procedures. Seeking reciprocity is contrary to the Company’s policy and may also be unlawful.  To this end, Employees must not solicit or accept, either directly or indirectly, any payments or gifts (whether monetary or in kind) or any offer of any payments or gifts (whether monetary or in kind), from or made on behalf of actual or potential contractors or business partners of the Company, in exchange for or in connection with any express or implied actual, potential, promised or expected provision of an advantage to such contractors or business partners in connection with their actual or potential business or dealings with the Company.

5.	Shareholders and Investors

5.1	Accuracy of Company Records

5.1.1.
The Company is committed to maintaining its books, invoices, records, accounts, financial statements, funds and assets in proper condition and to reflect fairly and accurately and in reasonable detail, the underlying transactions and disposition of the Company’s business. Misrepresenting facts or falsifying records for any reason is not acceptable. Further, the rules for accounting and financial reporting prohibit anyone from assisting others to account improperly or make false or misleading financial reports. Employees must not assist anyone to record or report any information inaccurately or in a way that could be misleading.

5.2	Timely and Accurate Public Disclosure

5.2.1.
The Executive Chairman and/or Chief Executive Officer, and all senior financial officers of the Company, including the Chief Financial Officer and principal accounting officer, are responsible for full, fair, accurate, timely and understandable disclosure in periodic reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission. Accordingly, each such officer shall promptly bring to the attention of the Board of Directors of the Company any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings, including, but not limited to, information concerning:

(a)	significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data;

(b)
any fraud, whether or not material, or any violation of this Code that involves management or other Employees who have a significant role in the Company’s financial reporting, disclosures or internal controls; and

(c)	a material violation of the securities laws, rules or regulations applicable to the Company, including the securities laws of the United States.

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6.           Community and Society

6.1	Environmental Concerns

6.1.1	The Company is committed to operating its facilities wherever they are located in compliance with applicable environmental, health and safety regulations.

6.2	Communicating with External Audiences

6.2.1
Requests for Company information from the media should be directed to Corporate Communications to ensure professional and consistent representation. Only those individuals designated by the Company may represent the Company in dealings with the public.

6.2.2	Requests for information from financial analysts and/or shareholders should be directed to Investor Relations for an appropriate response.

6.2.3
Every Employee is expected to cooperate with reasonable requests for information from government agencies and regulators, and to consult with the Legal Department before responding to any non-routine requests. All information provided for such requests should be responsive and accurate.

7.	Compliance with Applicable Laws, Rules and Regulations

7.1
The Company conducts business globally where laws, customs, and social requirements may vary. In our business dealings, the Company is committed to abide by the laws, customs and norms of the host nations and communities in which we operate. All Employees must respect and obey the laws of the cities, states and countries in which the Company operates. Although not all Employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

8.	Reporting Violations of the Code

8.1
If any Employee feels that he or she has been unfairly treated or harassed by co-workers, supervisors or by fellow Employees, or observes or has concerns about violations of this Code, or unethical or illegal activities, the Employee should take appropriate and consistent action to report the concerns to his or her Supervisor or the Human Resources Department.

8.2
The Company will not permit retaliation of any kind against those making good faith reports of violations of applicable laws, rules, and regulations or this Code. Any Employee who retaliates in any way in response to such reports will be subject to disciplinary action.

9.	Observance of this Code

9.1
Observance of the provisions of this Code is of extreme importance to the Company. A violation of this Code will be regarded as a serious offense and may constitute grounds for disciplinary action, which may include termination of employment or removal from the Board of Directors, as applicable.

10.	Questions

10.1
This Code is not intended to be a comprehensive rulebook and cannot address every situation that our Employees may face. Any Employee who has any questions or requires any guidance regarding the Code is encouraged to contact his or her Supervisor. If an Employee is uncomfortable discussing the issue with his or her Supervisor, he or she may approach the Human Resources Department.

– End of document –

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